Exhibit 99.2

CANADIAN SATELLITE RADIO HOLDINGS INC.

FORM OF PROXY

THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF CANADIAN SATELLITE RADIO HOLDINGS INC. (the “COMPANY”) FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JANUARY 15, 2008.

The undersigned, a holder of Class A Subordinate Voting Shares (the “Subordinate Voting Shares”) or Class B Voting Shares (the “Class B Voting Shares”) of the Company hereby nominates, constitutes and appoints as his or her nominee John I. Bitove, or failing him, Donald McKenzie, or failing either of them, Michael Washinushi, or instead of any of the foregoing (print name of alternative nominee),                                                       with full power of substitution, to attend and vote all of the Subordinate Voting Shares or the Class B Voting Shares of the Company held by the undersigned for and on behalf of the undersigned at the annual meeting of shareholders of the Company to be held on the 15th day of January, 2008, at the TSX Broadcast Centre, The Exchange Tower, 130 King Street West, Ground Floor commencing at 10:00 am (Toronto time) (the “Meeting”) and at any adjournment or postponement thereof in the manner indicated:

1.             to Vote FOR [    ] or to [    ] WITHHOLD from Voting, (or if no specification is made, FOR), the nominees proposed to act as directors of the Company, to hold office until his or her successor is appointed at the next annual meeting of shareholders of the Company, or any adjournment or postponement thereof, or until his successor is otherwise elected or appointed; and

2.             to Vote FOR [   ] or to [   ] WITHHOLD from Voting, (or, if no specification is made, FOR), a resolution re-appointing PricewaterhouseCoopers LLP to act as auditors of the Company;

DATED this day of , .

I HEREBY REVOKE ANY PRIOR PROXY OR PROXIES. WITH RESPECT TO AMENDMENTS OR VARIATIONS TO ANY MATTER IN THE NOTICE OF MEETING AND ANY OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING, I HEREBY CONFER DISCRETIONARY AUTHORITY ON THE PERSON WHO VOTES AND ACTS ON MY BEHALF HEREUNDER TO VOTE WITH RESPECT TO THE MATTER AS HE OR SHE THINKS FIT. THE SUBORDINATE VOTING SHARES OR CLASS B VOTING SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY VOTE OR BALLOT CALLED.

PRINT NAME:

SIGNATURE OF REGISTERED HOLDER OF SUBORDINATE VOTING SHARES OR CLASS B VOTING SHARES:

NUMBER OF SUBORDINATE VOTING SHARES OR CLASS B VOTING SHARES REPRESENTED HEREBY:

__________________________________________________________________

INSTRUCTIONS FOR PROXY:

1.             This proxy must be dated and signed by a holder of Subordinate Voting Shares or the Class B Voting Shares or his or her attorney duly authorized in writing, or if the holder of Subordinate Voting Shares or the Class B Voting Shares is a corporation, by the proper officers or directors under its corporate seal, or by an officer or attorney thereof duly authorized. When signing in a fiduciary or representative capacity, please give full title as such.

2.             A holder of Subordinate Voting Shares or the Class B Voting Shares has the right to appoint a person to attend and act for him or her and on his or her behalf at the Meeting other than the persons designated in this form of proxy. Such right may be exercised by filling in the name of such person in the blank space provided. A person appointed as nominee to represent a holder of Subordinate Voting Shares or the Class B Voting Shares need not be a shareholder of the Company. A person appointed as your proxy holder must be present at the Meeting to vote.

3.             If not dated, this proxy will be deemed to bear the date on which it was mailed on behalf of the Company.

4.             Each holder of Subordinate Voting Shares or the Class B Voting Shares who is unable to attend the Meeting is respectfully requested to date and sign this form of proxy and return it using the self-addressed envelope provided.

5.             To be valid, this proxy must be received by the proxy department of CIBC Mellon Trust Company, by mail at P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile at (416) 368-2502, not later than 5:00 p.m. (Toronto time) on January 11, 2008, or if the Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the second business day before any adjournment or postponement of the Meeting, or delivered to the Chairman on the day of the Meeting, or any adjournment or postponement thereof.

6.             Any of the joint holders of Subordinate Voting Shares or the Class B Voting Shares of the Company may sign a form of proxy in respect of such Subordinate Voting Shares or the Class B Voting Shares but, if more than one of them is present at the Meeting or represented by proxy holder, then that one of them whose name appears first in the register of the holders of such shares, or that one’s proxy holder, will alone be entitled to vote in respect thereof.